Exhibit 12.1

The ExOne Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings
Loss before income taxes	$(8,401)	$(26,038)	$(21,684)	$(5,947)	$(8,693)	$(6,586)
Fixed charges added to earnings	433	292	471	729	1,170	1,922

Total earnings	$(7,968)	$(25,746)	$(21,213)	$(5,218)	$(7,523)	$(4,664)

Fixed charges
Interest expense	$254	$152	$144	$372	$842	$1,570
Amount representative of the interest factor in rents	179	140	327	357	328	352

Fixed charges added to earnings	$433	$292	$471	$729	$1,170	$1,922

Ratio of earnings to fixed charges	(A)	(A)	(A)	(A)	(A)	(A)

(A)	A deficiency of earnings to cover fixed charges of $8,401, $26,038, $21,684, $5,947, $8,693 and $6,586 exists for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.